UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2015;

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from

Commission file number: 001-14901

A.  Full title of the plan and the address of the plan, if different from that of issuer named below:

CONSOL Energy Inc. Investment Plan for Salaried Employees

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CONSOL Energy Inc.

CNX Center

1000 CONSOL Energy Drive

Canonsburg, PA 15317

Registrant’s telephone number including area code: 724-485-4000

CONSOL Energy Inc.

Investment Plan for

Salaried Employees

Index

December 31, 2015 and 2014

Page(s)

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits	2

Statement of Changes in Net Assets Available For Benefits	3

Notes to Financial Statements	4-20

Supplemental Schedule

Schedule H, Part IV, Line 4(i) Schedule of Assets (Held at End of Year)	22-33

Note:

Other Schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act (“ERISA”) of 1974 have been omitted because they are not applicable.

Signatures	34

Index to Exhibit	35

Report of Independent Registered Public Accounting Firm

Trustees, Investment Plan Committee, Audit Committee, and Participants

CONSOL Energy Inc. Investment Plan for Salaried Employees

We have audited the accompanying statements of net assets available for benefits of the CONSOL Energy Inc. Investment Plan for Salaried Employees (the “Plan”) as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the year ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying Schedule H, Part IV, Line 4(i) - Schedule of Assets (Held at End of Year) as of December 31, 2015, has been subjected to audit procedures performed in conjunction with the audit of the CONSOL Energy Inc. Investment Plan for Salaried Employees’ financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Baker Tilly Virchow Krause, LLP

Pittsburgh, Pennsylvania

June 20, 2016

1

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Statements of Net Assets Available for Benefits

	December 31
	2015	2014
ASSETS

Investments
Investments at Fair Value (See Note 3)	$392,768,958	$543,901,955
Investments at Contract Value (See Note 4)	481,907,200	523,601,241

	874,676,158	1,067,503,196

Receivables
Due from Broker for Securities Sold	13,792	76,390
Accrued Interest and Dividends	162	154
Notes Receivable from Participants	21,290,631	22,606,514

	21,304,585	22,683,058

Cash	156,345	1,465,230

NET ASSETS AVAILABLE FOR BENEFITS	$896,137,088	$1,091,651,484

The accompanying notes are an integral part of these financial statements	2

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2015

Additions, Less Loss on Investments:

Contributions:
Participants – Contributions	$28,530,620
Participants – Rollovers	14,739,206
Employer	25,595,944

68,865,770

Interest Income from Participants’ Notes Receivable	912,003

Income (Loss) on Investments:
Interest and Dividends	28,905,204
Net Depreciation in Fair Value of Investments	(92,691,370)

(63,786,166)

Total Additions, Less Loss on Investments	5,991,607

Deductions from Net Assets Attributed to:
Benefits Paid to Participants	201,305,450
Administrative Expense	200,553

Total Deductions	201,506,003

Net Decrease	(195,514,396)

Net Assets Available for Benefits
Beginning of Year	1,091,651,484

END OF YEAR	$896,137,088

The accompanying notes are an integral part of these financial statements	3

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements

December 31, 2015 and 2014

1.	DESCRIPTION OF PLAN

The following description of the CONSOL Energy Inc. Investment Plan for Salaried Employees (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General – The Plan is a tax-qualified, defined-contribution plan covering full-time salaried, operations and maintenance, production and maintenance, warehouse and maintenance, and certain part-time casual employees of CONSOL Energy Inc. and other participating employers (collectively, “CONSOL Energy” or the “Company”). Employees can participate in the Plan on the first day of the first full pay period following the date they first become eligible. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended, and the Internal Revenue Code (the “Code”).

The Plan Administrator is the Investment Plan Committee of CONSOL Energy, whose members are appointed by the Board of Directors (the “Board”) of CONSOL Energy Inc. The Investment Plan Committee also has responsibility for selecting and overseeing the Plan’s investments. The Board has the authority to appoint trustees and has designated Bank of America, N.A. (“Bank of America”) as trustee for the Plan.

On December 12, 2014, the Company sold its Fairmont Supply Company (“Fairmont Supply”) subsidiary to an unrelated third party employer. As a result, employees of Fairmont Supply terminated employment under the CONSOL Energy control group and were no longer eligible to participate in the Plan after December 12, 2014.

During 2015 and 2014, the Plan offered CONSOL Energy Inc. common stock (the “CONSOL Stock Fund”) as an investment option to Plan participants. The CONSOL Stock Fund is an Employee Stock Ownership Plan (“ESOP”) where participants can elect to have dividends paid to them in cash instead of being reinvested in the CONSOL Stock Fund in their Plan account. For the years ended December 31, 2015 and 2014, dividends from the CONSOL Stock Fund paid to participants in cash were not significant.

4

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements

December 31, 2015 and 2014

1.	DESCRIPTION OF PLAN (Continued)

Contributions – Participants may make before-tax and/or after-tax contributions of 1% to 75% of eligible compensation to the Plan via payroll deductions. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants are automatically enrolled in the Plan at a 6% before-tax savings rate (4% for employees of Fairmont Supply prior to December 12, 2014) if no action is taken by the employee within forty-five days from the date they first become eligible. Under the automatic enrollment provision, participant assets are invested in accordance with a managed account feature offered by Bank of America based on certain demographic characteristics of the participant. A participant may elect not to participate in the Plan at any time.

A participant may also separately designate from 1% to 75% (not to exceed $10,000) of any incentive compensation payment as a supplemental before-tax and/or after-tax contribution. Participants may also contribute amounts representing distributions from other qualified defined-benefit or defined-contribution plans.

CONSOL Energy matches these contributions (excluding deferrals of incentive compensation payments), dollar for dollar, up to 6% of eligible compensation (fifty cents on every dollar up to 12% of eligible compensation for employees of Fairmont Supply prior to December 12, 2014).

Prior to December 12, 2014, certain eligible employees of Fairmont Supply received qualified non-elective (“QNEC”) contributions equal to $1,500 per year, regardless of the employee’s contribution election. Effective January 1, 2015, the Plan also provided for a QNEC contribution equal to 3% of eligible compensation (“3% QNEC”) regardless of the employee’s contribution election for each payroll period for eligible participants, defined as active participants not classified as casual employees and (1) were hired or rehired on or after October 1, 2014; or (2) did not become participants in the CONSOL Energy Inc. Employee Retirement Plan (“Retirement Plan”) (a Company sponsored defined-benefit plan) on October 1, 2014 as the result of a participation freeze of the Retirement Plan as of September 30, 2014; or (3) whose accrued benefit under the Retirement Plan was frozen as of December 31, 2014.

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements

December 31, 2015 and 2014

1.	DESCRIPTION OF PLAN (Continued)

The Company may also make discretionary contributions to the Plan ranging from 1% to 4% of eligible compensation for eligible employees (as defined by the Plan). There were no such discretionary contributions made by the Company for the years ended December 31, 2015 and 2014. All participant and employer contributions are subject to regulatory and Plan limitations, and total contributions credited to a participant’s account are further subject to annual addition limitations under the Code.

Participant Accounts – Each participant’s account is (i) credited with the participant’s contributions and allocations of the Company’s contributions and Plan investment earnings and (ii) charged with an allocation of administrative expenses and Plan investment losses. Allocations are based on participant earnings, account balances, or specific participant transactions, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Investment Options – Upon enrollment in the Plan, a participant may direct employee and Company contributions into any of the investment options offered by the Plan, including registered investment companies, common stock, or a stable value fund.

Vesting – Participants are immediately vested in their contributions and any matching contributions, QNEC contributions, or discretionary contributions made by the Company plus actual earnings (losses) thereon.

Notes Receivable from Participants – Participants may borrow up to the lesser of one-half of their account balances (subject to a $1,000 minimum) or required regulatory loan maximum limitations. Such loans are repayable over periods of 12 to 60 months (120 months maximum if for the purchase of a principal residence) and are secured by the balance in the participant’s account. The rate of interest on loans is commensurate with the average rate charged by selected major banks for secured personal loans and remains fixed for the life of the loan. Loans are repaid over the period in installments of principal and interest via payroll deductions or ACH account debit for participants that terminate employment subsequent to the loan’s execution. A participant also has the right to repay the loan in full, at any time, without penalty. At December 31, 2015, loan interest rates ranged from 4.25% to 9.25%.

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements

December 31, 2015 and 2014

1.	DESCRIPTION OF PLAN (Continued)

Payment of Benefits – Participants who retire from active service may elect to defer withdrawals until April of the calendar year following the later of the year in which the participant attains age 70 1/2 or terminates employment. They may also elect an option to have their account distributed over a period of not less than two years or more than a period which would pay the account balance during the participant’s actuarial life in either a fixed or variable amount. Before-tax deposits may be withdrawn only in the event of a participant’s retirement, death, termination, attainment of age 59 1/2 or defined hardship.

Plan Termination – Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The accompanying financial statements of the Plan have been prepared under the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

Investments held by a defined-contribution plan are required to be reported at fair value, except for fully benefit-responsive investment contracts. Contract value is the relevant measure for the portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants normally would receive if they were to initiate permitted transactions under the terms of the Plan.

Investment Valuation and Income Recognition – The Plan’s investments are stated at fair value (except for fully benefit-responsive investment contracts, which are reported at contract value). Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for a discussion of fair value measurements.

Purchases and sales of investments are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date and interest income is recorded on the accrual basis. Realized gains and losses on the sale of common stocks are based on the average cost of the securities sold. Net depreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements

December 31, 2015 and 2014

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Notes Receivable from Participants – Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest on notes receivable from participants is recognized over the term of the notes and calculated using a simple-interest method on principal amounts. The Plan administrator considers delinquent loans to be defaulted on the last day of the calendar quarter following the quarter in which the last payment was made and reclassified as a distribution based on the terms of the Plan document.

Payment of Benefits – Benefits are recorded when paid.

Administrative Expenses – Expenses incurred in connection with the operation of the Plan with regard to the purchase and sale of investments and certain trustee and professional fees are paid by the Plan. Fees related to specific participant transactions are charged directly to the participant’s account and are included in administrative expenses. Asset-based fees are deducted prior to allocation of the Plan’s investment earnings activity and thus are not separately identifiable as an expense. Other administrative expenses are paid by CONSOL Energy at no cost to the Plan.

Use of Estimates – The preparation of financial statements in conformity with US GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

ESOP – The Plan’s ESOP provision provides that participants may invest a portion or all of their account in Company stock. The ESOP provision also contains a put option in accordance with the requirements of the Code, which is a right for any participant who is otherwise entitled to a distribution from the Plan to require the Company stock in their ESOP account be repurchased by the Company if it is not readily tradable on an established market. Participants who elect to invest their account balance in Company stock have voting rights commensurate with their shares and participants are fully vested at all times in dividends paid on the acquired Company stock. A participant also has the right to diversify stock in their accounts pursuant to the provisions of the Plan document. At December 31, 2015 and 2014, and from the period since inception of the ESOP, there were no Company contributions in the form of stock.

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements

December 31, 2015 and 2014

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recent Accounting Pronouncements – In May 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2015-07 “Disclosures for Investments in Certain Entities that Calculate Net Asset Value Per Share (or its Equivalent),” (“ASU 2015-07”). ASU 2015-07 removes the requirement to categorize within the fair value hierarchy investments for which fair values are estimated using the net asset value practical expedient provided by Accounting Standards Codification 820, Fair Value Measurement. Disclosures about investments in certain entities that calculate net asset value per share are limited under ASU 2015-07 to those investments for which the entity has elected to estimate the fair value using the net asset value practical expedient. ASU 2015-07 requires retrospective application and is effective for fiscal years beginning after December 15, 2015, with early adoption permitted. ASU 2015-07 is not applicable to the Plan.

In July 2015, the FASB issued ASU 2015-12 “Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Plans (Topic 962), Health and Welfare Plans (Topic 965)” (“ASU 2015-12”). The amendments in Part I of ASU 2015-12 eliminated the requirements that employee benefit plans measure the fair value of fully benefit-responsive investment contracts and provide the related fair value disclosures, rather these contracts will be measured and disclosed only at contract value. The amendments in Part II of ASU 2015-12 requires plans to disaggregate their investments measured using fair value only by general type, either on the financial statements or in the notes. Part II also eliminated the requirement to disclose the net appreciation/depreciation in fair value of investments by general type and the requirements to disclose individual investments that represent 5% or more of net assets available for benefits. The amendments in Part III of ASU 2015-12 provides a practical expedient to permit plans to measure its investments and investment related accounts as of a month-end date closest to its fiscal year for a plan with a fiscal year end that does not coincide with the end of a calendar month. The amendments in Part III are not applicable to the Plan. The amendments in ASU 2015-12 are effective for reporting periods beginning after December 15, 2015, with early adoption permitted. The amendments within Part I and II require retrospective application. Management has elected to early adopt the provisions of Parts I and II of this new standard. Accordingly, these provisions were retrospectively applied.

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements

December 31, 2015 and 2014

3.	FAIR VALUE MEASUREMENTS

US GAAP for fair value measurements provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements).

The three levels of the fair value hierarchy are described as follows:

•

Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access. An active market for the asset or liability is a market in which the transaction for the asset or liability occurs with sufficient frequency and volume to provide pricing information on an ongoing basis.

•

Level 2: Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, inputs other than quoted prices that are observable for the asset or liability, or other inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

•	Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2015 and 2014.

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements

December 31, 2015 and 2014

3.	FAIR VALUE MEASUREMENTS (Continued)

Registered Investment Companies – The shares of registered investment companies are public investment vehicles valued at quoted market prices, which represent the net asset values of the shares held in such funds. Each of these funds is considered an open ended interest in a registered investment company and valued using a market approach. Fair value is based on a daily net asset value that can be validated with a sufficient level of observable activity in an active market (i.e. purchases and sales at net asset value) and therefore these interests in registered investment companies have been classified within Level 1 of the fair value hierarchy.

Common Stock – DuPont common stock (held by the Plan until December 23, 2015) and the CONSOL Stock Fund are stated at fair value as quoted on a recognized securities exchange and are valued at the last reported sales price on the last business day of the respective Plan year. As a result, the fair value measurements of these investments have been classified within Level 1 of the fair value hierarchy.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2015 and 2014:

	Assets at Fair Value as of December 31, 2015
	Level 1	Level 2	Level 3	Total
Registered Investment Companies	$370,171,115	$0	$0	$370,171,115
Common Stock	22,597,843	0	0	22,597,843

Investments at Fair Value	$392,768,958	$0	$0	$392,768,958

	Assets at Fair Value as of December 31, 2014
	Level 1	Level 2	Level 3	Total
Registered Investment Companies	$413,527,662	$0	$0	$413,527,662
Common Stock	130,374,293	0	0	130,374,293

Investments at Fair Value	$543,901,955	$0	$0	$543,901,955

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements

December 31, 2015 and 2014

3.	FAIR VALUE MEASUREMENTS (Continued)

The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period. For the year ended December 31, 2015, there were no such transfers in or out of Levels 1, 2 or 3.

4.	FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACT

The Plan invests in a Stable Value Fund (“SVF”), which represents a fully benefit-responsive investment contract. The SVF represents 55% and 49% of the Plan’s total investments at December 31, 2015 and 2014, respectively. The Plan owns the individual investments of the SVF which consists of a short-term investment fund along with guaranteed investment contracts (“GIC”), separate account portfolios (“SAP”), and synthetic GICs (“SYN”), all of which are held with multiple insurance companies and banks. GICs are comprised of assets held in the issuing company’s general account and backed by the full faith and credit of the issuer. SAPs and SYNs are backed by underlying fixed income assets. The investment contracts are entered into based on an evaluation of the credit risk of the contract issuers and/or third party guarantors. Collateral is generally not provided.

The composition of assets of the SVF at contract value as of December 31, 2015 and 2014 are as follows:

	2015	2014
Synthetic Guaranteed Investment Contracts	$273,074,302	$329,705,987
Separate Account Portfolios	165,202,635	188,566,436
Guaranteed Investment Contracts	25,240,789	0
U.S. Government Security Fund	18,389,474	5,328,818

	$481,907,200	$523,601,241

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements

December 31, 2015 and 2014

4.	FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACT (Continued)

The following disclosures provide information about the nature of the investments in the SVF.

U.S. Government Security Fund – This security is a short-term investment fund (i.e., money market fund) designed to provide daily liquidity to the SVF.

Guaranteed Investment Contracts – The insurer maintains the assets (underlying portfolio owned by insurer) of the GIC in a general account, backed by the full faith and credit of the insurer. Regardless of the performance of the general account assets, a GIC will provide a fixed rate of return as negotiated when the contract is purchased.

Separate Account Portfolios – SAPs are investment contracts invested in insurance company separate accounts established for the sole benefit of SVF participants. SAPs are comprised of two components, an underlying pool of assets and a “wrap” contract. The insurer owns the individual underlying assets and the wrap contract (similar to a GIC); however, the assets in a SAP are maintained in a separate account, fully fenced-off from the general assets of the insurer. The Plan participates in the underlying experience of the SAP via future periodic rate resets.

Synthetic GICs – SYNs are comprised of an underlying pool of assets (owned by the Plan) and a “wrap” contract designed to provide principal protection and accrued interest over a specified period of time assuming that the underlying assets meet the requirements of a GIC. This pool of assets includes short-term investment funds, liquid government or corporate debt securities, fixed income collective trusts, options and swap contracts.

SYNs within the SVF are comprised of the following:

		December 31
	Credit Rating	2015	2014

SYNs (at Contract Value):
Prudential Retirement Ins. & Annuity Co.	AAA	$93,332,160	$138,521,749
Voya Retirement Ins. & Annuity Co.	AA	31,145,086	38,434,865
Transamerica Premier Life Insurance Co.	AA	31,145,086	38,434,865
Voya Retirement Ins. & Annuity Co.	AA	58,725,985	57,157,254
Transamerica Premier Life Insurance Co.	AA	58,725,985	57,157,254

Total SYNs (at Contract Value)		$273,074,302	$329,705,987

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements

December 31, 2015 and 2014

4.	FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACT (Continued)

Contract or crediting rates for GICs are negotiated with the issuer and are effective for the life of the contract. The contract or crediting rates for SAPs and SYNs are reset periodically throughout the year and are based on the performance of the assets underlying the contracts. Inputs used to determine the crediting rate include each contract’s portfolio market value of fixed income assets, current yield-to-maturity, duration, and market value relative to contract value. All contracts have a guaranteed rate of at least 0% or higher with respect to determining interest rate resets.

Traditional GICs expose the Plan through the SVF to direct credit risk associated with each contract issuer. To mitigate this risk, investment guidelines prohibit the Plan from purchasing contracts from issuers with a credit rating lower than Aa3/AA. In addition, the weighted average credit rating of all GIC contracts must be A3/A- or higher at all times and no single GIC issuer may represent more than 5% of the total SVF. Additionally, the Plan administrator and the Plan’s third party investment advisors continually monitor the issuers of these investments through external credit rating agencies and monitor credit rating history, downgrade/upgrade notifications, and analyst reports for all current and potential issuers. There were no reserves against contract value for credit risk of the contract issuers or otherwise.

Participants may ordinarily direct the withdrawal or transfer of all or a portion of their SVF investment at contract value for Plan permitted benefit payments. Certain events may limit the ability of the Plan to transact at contract value with the issuer. Such events include amendments to Plan documents (including complete or partial Plan termination or merger with another plan or distribution of any participant communication designed to induce participants to withdraw or otherwise transfer amounts from the SVF), changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions, bankruptcy of the Company or other Plan sponsor events (i.e. divestitures or spin-offs of a subsidiary) which cause a significant withdrawal from the Plan, or failure of the Plan to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable of occurring.

Based on certain events specified in the fully benefit-responsive investment contracts (i.e. GICs, SAPs and SYNs), both the Plan and issuers of such investment contracts are permitted to terminate the investment contracts. If applicable, such terminations can occur prior to the scheduled maturity date.

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements

December 31, 2015 and 2014

4.	FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACT (Continued)

Examples of termination events that permit issuers to terminate investment contracts include the following:

•	The Plan sponsor’s receipt of a final determination notice from the Internal Revenue Service (“IRS”) that the Plan does not qualify under Section 401(a) of the Code.
•	The Plan ceases to be exempt from federal income taxation under section 501(a) of the Code.
•

The Plan or its representative breaches material obligations under the investment contract such as failure to satisfy its fee payment obligations or failure to follow the contract’s equity wash provisions.

•	The Plan or its representatives makes a material misrepresentation, including acts of fraud or deceit, which affects the intent, structure, or risk profile of the contract.
•	A material amendment is made to the Plan (including complete or partial termination or merger with another plan) and/or an amendment that adversely impacts the issuer.
•	The Plan, without the issuer’s consent, attempts to assign its interest in the investment contract.
•	The balance of the contract value is zero or immaterial.
•	Mutual consent.
•	The termination event is not cured within a reasonable time period, i.e., 30 days.

For SAPs and SYNs, additional termination events include but are not limited to the following:

•	The investment manager of the underlying securities is replaced without prior written consent of the issuer.
•	The underlying securities are managed in a way that does not comply with the investment guidelines.

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements

December 31, 2015 and 2014

4.	FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACT (Continued)

For GICs, the contract value is adjusted to reflect a discounted value based on surrender charges or other penalties at termination. For SAPs and SYNs, termination is at market value of the underlying securities, less unpaid issuer fees or charges. If the termination event is not material based on industry standards, it may be possible for the Plan to exercise its right to require the issuer that initiated the termination to extend the investment contract for a period no greater than what it takes to immunize the underlying securities and/or it may be possible to replace the issuer of a SAP or SYN that terminates the contract with another SAP or SYN issuer. Both options help maintain stable contract value.

Participants investing in the SVF are assigned units at the time of investment based on the net asset value per unit.

5.	TAX STATUS

The Plan obtained its latest determination letter from the IRS dated September 25, 2014, stating that the Plan was qualified under the Code and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

US GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015 and 2014, there are no uncertain positions taken, or expected to be taken, that would require recognition of a tax liability and related interest and penalties or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2012.

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements

December 31, 2015 and 2014

6.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2015 and 2014 to Form 5500:

	2015	2014
Net Assets Available for Benefits per the Financial Statements	$896,137,088	$1,091,651,484
Amounts Allocated to Withdrawing Participants	(398,419)	(1,658,629)

Net Assets Available for Benefits per the Form 5500	$895,738,669	$1,089,992,855

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2015 to Form 5500:

Benefits Paid to Participants per the Financial Statements	$201,305,450
Amounts Allocated to Withdrawing Participants at December 31, 2015	398,419
Less: Amounts Allocated to Withdrawing Participants at December 31, 2014	(1,658,629)

Benefits Paid to Participants per Form 5500	$200,045,240

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 2015, but not yet paid as of that date.

7.	TRANSACTIONS WITH PARTIES-IN-INTEREST

Certain Plan investments, including several underlying SYN assets within the SVF, are managed by Bank of America. Bank of America is the trustee as defined by the Plan and, therefore, these transactions qualify as those conducted with a party-in-interest to the Plan. In addition, other underlying SYN assets include funds managed by State Street Bank & Trust, one of the custodians of the Plan. The Plan also issues loans to participants, which are secured by the participants’ account balances. Therefore, these transactions qualify as those conducted with a party-in-interest to the Plan.

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements

December 31, 2015 and 2014

7.	TRANSACTIONS WITH PARTIES-IN-INTEREST (Continued)

Merrill Lynch, Pierce, Fenner, and Smith (“MLPF&S”), a subsidiary of Bank of America, provides certain administrative services to the Plan pursuant to a service agreement between the Company and MLPF&S. MLPF&S receives revenue from mutual fund and SVF service providers for services MLPF&S provides to the funds. This revenue is used to offset certain amounts owed to MLPF&S for its administrative services to the Plan. If the revenue received by MLPF&S from such fund service providers exceeds the amount owed under the service agreement, MLPF&S remits the excess to the Plan’s trust on a quarterly basis. Such amounts may be applied to pay Plan administrative expenses or allocated to the accounts of Plan participants. Alternatively, the Plan or Company may make a payment to MLPF&S for administrative expenses not covered by revenue sharing. During 2015, $70,248 of excess revenue was returned to the Plan’s trust. These fees qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules of ERISA.

One of the investment vehicles available to participants, the CONSOL Stock Fund, contains stock of CONSOL Energy Inc. The Plan held 2,860,486 shares and 2,882,371 shares of CONSOL Energy Inc. common stock at December 31, 2015 and 2014, respectively, which represents approximately 3% and 9% of investments held by the Plan. In addition, during 2015, the Plan purchased 1,000,528 shares of CONSOL Energy Inc. stock at an aggregate cost of $15,605,701 and sold 808,321 shares of CONSOL Energy Inc. stock for total proceeds of $16,870,695. The Plan received $409,947 in dividends on CONSOL Energy Inc. stock during 2015. Transactions in this investment qualify as party-in-interest transactions which are exempt from the prohibited transaction rules of ERISA.

8.	RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the financial statements.

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements

December 31, 2015 and 2014

8.	RISKS AND UNCERTAINTIES (Continued)

In accordance with the investment strategy of the Plan’s investment contracts, the Plan’s investment manager may execute transactions in various financial instruments, including futures, interest rate swap contracts, and option contracts, that may give rise to varying degrees of off-balance-sheet market and credit risk. These instruments can be executed on an exchange or negotiated in the over-the-counter market. Interest rate swap contracts involve an agreement to exchange periodic interest payment streams (fixed vs. variable) calculated on an agreed upon periodic interest rate multiplied by a predetermined notional principal amount. Investments in financial futures contracts are solely for the purpose of hedging the Plan’s existing portfolios securities, or securities that the Plan intends to purchase, against fluctuations in fair value caused by changes in prevailing market interest rates. Upon entering into a financial futures contract, the Plan is required to pledge to the broker an amount of cash, U.S. government securities, or other assets equal to a certain percentage of the contract amount (initial margin deposit). Subsequent payments, known as margin variation, are made or received by the Plan each day, depending on the daily fluctuations in the fair value of the underlying security. The Plan recognizes a gain or loss equal to the daily variation margin. If market conditions move unexpectedly, the Plan may not achieve the anticipated benefits of the financial futures contracts and may realize a loss. The use of future transactions involves the risk of imperfect correlation in movements in the price of futures contracts, interest rates, and the underlying hedged assets. As a writer of option contracts, the Plan receives a premium to become obligated to buy or sell financial instruments for a period of time at the holder’s option. During this period, the Plan bears the risk of an unfavorable change in the market value underlying the option, but has no credit risk, as the counterparty has no performance obligation to the Plan once it has paid its cash premium. The Plan’s investments in futures, interest rate swap contracts, and option contracts are insignificant to the financial statements for the years ended December 31, 2015 and 2014, respectively.

Market risk arises from the potential for changes in value of financial instruments resulting from fluctuations in interest rates and in prices of debt and equity securities. The gross notional (or contractual) amounts used to express the volume of these transactions do not necessarily represent the amounts potentially subject to market risk. In many cases, these financial instruments serve to reduce, rather than increase, the Plan’s exposure to losses from market and other risks. In addition, the measurement of market risk is meaningful only when all related and offsetting transactions are identified. The Plan’s investment managers generally limit the Plan’s market risk by holding or purchasing offsetting positions.

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements

December 31, 2015 and 2014

9.	SUBSEQUENT EVENT

Effective January 1, 2016, the Plan was amended to eliminate the 3% QNEC and also increase the maximum discretionary contribution to 6% (previous maximum of 4%) of eligible compensation for eligible employees (as defined by the Plan).

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

SUPPLEMENTAL SCHEDULE

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

EIN Number 51-0337383, Plan Number 002

Schedule H, Part IV, Line 4(i) Schedule of Assets

(Held at End of Year)

December 31, 2015	Supplemental Schedule

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost and Number of Shares/Units**	(e) Current Value
	Common Stock
*	CONSOL Stock Fund		2,860,486	$22,597,843

	Registered Investment Companies
	American Funds	Europacific Growth Fund	1,011,618	45,846,511
	BlackRock	Basic Value Fund	1,344,824	29,693,705
	BlackRock	Inflation Protected Bond Fund	648,343	6,690,901
	ClearBridge	Large Cap Growth Fund	835,560	29,779,347
	Columbia	Acorn Fund	1,397,567	27,028,953
	Davis New York	Venture Fund	782,065	24,580,307
	DFA	Emerging Markets Core Equity Portfolio Fund	268,377	4,229,618
	Dodge & Cox	Income Fund	2,609,353	34,678,300
	Vanguard	Institutional Index Fund	344,787	64,344,066
	Vanguard	Mid Cap Index Fund	945,493	31,059,439
	Vanguard	Small Cap Index Fund	604,327	32,059,569
	Vanguard	Total Bond Market Index Fund	1,489,544	15,848,748
	Vanguard	Total International Stock Index Fund	250,997	24,331,651

	Total Registered Investment Companies			370,171,115

	Stable Value Fund
	Metropolitan Life Insurance Co.	GIC, 1.70%, 06/05/2018	12,621,823	12,621,823
	Prudential Retirement Ins. & Annuity Co.	GIC, 1.66%, 06/05/2018	12,618,966	12,618,966
	Massachusetts Mutual Life Ins. Co.	Separate Account Portfolio, 3.16%, opened	38,544,856	38,544,856
	Massachusetts Mutual Life Ins. Co.	Separate Account Portfolio, 2.73%, opened	36,180,271	36,180,271
	Metropolitan Life Insurance Co.	Separate Account Portfolio, 1.99%, opened	64,499,505	64,499,505
	Metropolitan Life Insurance Co.	Separate Account Portfolio, 0.97%, opened	25,978,003	25,978,003
	FFI Government Fund	Money Market Fund, 0.04%	18,389,474	18,389,474
	Prudential Separate Account Wrap:
	Prudential Retirement Ins. & Annuity Co.	Synthetic GIC, 2.31%, opened	93,332,160
	Underlying Security Description:
	Jennison Intermediate Core Bond Fund	Collective Trust	4,778,646	56,050,006
	Prudential Core Cons. Inter. Bond Fund	Collective Trust	3,303,362	37,999,416
	Prudential Retirement Ins. & Annuity Co.	Synthetic Wrap Agreement***		(717,262)
	Perpetual Window Global Wrap:
	Voya Retirement Ins. & Annuity Co.	Synthetic GIC, 0.55%, opened	31,145,086
	Transamerica Premier Life Insurance Co.	Synthetic GIC, 0.55%, opened	31,145,086

22

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

EIN Number 51-0337383, Plan Number 002

Schedule H, Part IV, Line 4(i) Schedule of Assets

(Held at End of Year)

December 31, 2015	Supplemental Schedule

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost and Number of Shares/Units**	(e) Current Value
	Underlying Security Description:
	GEM Trust Short Duration	2,958,115.4035 units of participation		36,770,673
	US Dollar	CASH	6,570	6,570
	Morgan Stanley & Co Inc	Cash as Collateral for Futures	17,000	17,000
*	State Street SSgA	0.069% 31 Dec 2030 Gov. Short Term Invest. Fund	171,641	171,641
	United States of Amer Treas	0.01% 07 Jan 2016	4,300,000	4,299,983
	SWU00D7M4 IRS USD PF 0.00000	0% 18 Dec 2017	(1,100,000)	(1,100,000)
	BWU00D991 IRS USD PF 2.25000	2.25% 16 Dec 2022	(700,000)	(713,040)
	Fannie Mae	1% 25 Apr 2037	6,623	6,641
	Fannie Mae	1% 25 Jul 2037	16,721	16,733
	Freddie Mac	1% 15 May 2037	18,270	18,287
	Fannie Mae	1% 25 Oct 2040	18,925	19,066
	SLM Student Loan Trust	1% 25 Oct 2024	28,241	28,175
	Freddie Mac	1% 15 Jul 2037	28,195	28,519
	Fannie Mae	1% 25 Apr 2037	30,013	29,999
	Fannie Mae	1% 25 May 2037	31,367	31,471
	Fannie Mae	1% 25 Dec 2040	33,203	33,369
	SLM Student Loan Trust	1% 25 Jul 2019	42,909	42,641
	Fannie Mae	1% 25 Nov 2040	42,721	42,856
	SLM Student Loan Trust	1% 25 Apr 2023	45,439	44,927
	Fannie Mae	1% 25 Dec 2040	46,920	47,077
	SLM Student Loan Trust	1% 27 Jul 2026	49,276	48,711
	SLM Student Loan Trust	1% 27 Oct 2025	52,076	51,671
	Freddie Mac	1% 15 May 2037	55,522	55,652
	Morgan Stanley Capital I Trust	1% 12 Jul 2044	61,531	61,421
	Freddie Mac	1% 15 Aug 2028	63,820	64,335
	Fannie Mae	1% 25 Jan 2040	65,505	66,457
	Fannie Mae	1% 25 Sep 2041	71,050	71,827
	Amer Airln Pt Trs 11 1	5.25% 31 Jul 2022	67,985	72,064
	Government National Mortgage A	1% 20 Oct 2037	75,083	75,591
	Navient Student Loan Trust	1% 26 Sep 2022	77,122	76,709
	Fannie Mae	1% 25 Apr 2037	77,859	77,871
	Fannie Mae	1% 25 Apr 2037	80,683	80,886
	Ally Auto Receivables Trust LE	0.93% 20 Jun 2017	81,902	81,760
	Altria Group Inc	9.25% 06 Aug 2019	67,000	82,007
	Fannie Mae	1% 25 Mar 2038	84,017	85,224

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

EIN Number 51-0337383, Plan Number 002

Schedule H, Part IV, Line 4(i) Schedule of Assets

(Held at End of Year)

December 31, 2015	Supplemental Schedule

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost and Number of Shares/Units**	(e) Current Value
	Ford Credit Auto Owner Trust	0.72% 15 Mar 2018	88,823	88,737
	FHLMC Multifamily Structured	1.639% 25 Oct 2019	92,247	91,743
	Kinder Morgan Ener Part	2.65% 01 Feb 2019	100,000	92,447
	Nelnet Student Loan Trust	1% 24 Dec 2035	100,000	94,728
	Freddie Mac	1% 15 Dec 2041	94,380	94,894
	Ace Ina Holdings	2.875% 03 Nov 2022	100,000	99,241
	Laclede Group Inc	1% 15 Aug 2017	100,000	99,511
	Chase Issuance Trust	1.38% 15 Nov 2019	100,000	99,714
	Citibank Credit Card Issuance	1% 10 Sep 2020	100,000	99,913
	Citibank Credit Card Issuance	1% 09 May 2018	100,000	99,991
	Tyson Foods Inc	2.65% 15 Aug 2019	100,000	100,055
	Dominion Gas Hldgs LLC	2.8% 15 Nov 2020	100,000	100,327
	LB UBS Commercial Mortgage Trust	5.372% 15 Sep 2039	98,896	100,329
	Boston Scientific Corp	2.65% 01 Oct 2018	100,000	100,526
	Fannie Mae	1.625% 27 Nov 2018	100,000	100,728
	American Express Credit	1% 14 Sep 2020	100,000	100,853
	Automatic Data Processng	3.375% 15 Sep 2025	100,000	101,942
	Intl Lease Finance Corp	6.75% 01 Sep 2016	100,000	102,750
	Navient Corp	8.45% 15 Jun 2018	100,000	105,250
	Fannie Mae	1% 25 Mar 2035	105,917	106,291
	Freddie Mac	1% 15 Jun 2037	105,425	106,357
	Healthcare Realty Trust	5.75% 15 Jan 2021	100,000	110,303
	Morgan Stanley	5.625% 23 Sep 2019	100,000	110,360
	North Carolina St Turnpike Auth.	6.7% 01 Jan 2039	100,000	110,402
	HSBC Holdings PLC	5.1% 05 Apr 2021	100,000	111,176
	Freddie Mac	1% 15 Sep 2037	114,536	116,481
	Fannie Mae	1% 25 Dec 2037	127,965	130,018
	Freddie Mac	1% 15 Oct 2040	133,773	134,711
	American Express Credit	1% 26 May 2020	150,000	148,532
	Bank of NY Mellon Corp	2.45% 27 Nov 2020	150,000	149,340
	Verizon Communications	3% 01 Nov 2021	150,000	149,579
	American Express Credit Account	1.49% 15 Apr 2020	150,000	150,053
	Fannie Mae	1% 25 Sep 2041	155,733	156,698
	Freddie Mac	1% 15 Oct 2040	164,707	165,845
	Freddie Mac	1% 15 Oct 2040	186,070	186,979
	Ford Motor Credit Co LLC	1.684% 08 Sep 2017	200,000	197,578

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

EIN Number 51-0337383, Plan Number 002

Schedule H, Part IV, Line 4(i) Schedule of Assets

(Held at End of Year)

December 31, 2015	Supplemental Schedule

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost and Number of Shares/Units**	(e) Current Value
	Abbvie Inc	2.5% 14 May 2020	200,000	197,990
	Citibank Credit Card Issuance	1% 23 Jan 2020	200,000	202,954
	Prologis LP	4% 15 Jan 2018	200,000	206,766
	FHLMC Multifamily Structured	3.389% 25 Mar 2024	200,000	207,187
	JP Morgan Chase Commercial Mortgage	5.439% 15 Jan 2049	202,953	209,212
	Verizon Communications	2.625% 21 Feb 2020	214,000	214,745
	Tyco Electronics Group	4.875% 15 Jan 2021	200,000	215,720
	Freddie Mac	1% 15 Jan 2042	214,540	216,502
	HCP Inc	5.375% 01 Feb 2021	200,000	217,790
	Ford Motor Credit Co LLC	5.875% 02 Aug 2021	200,000	223,028
	AT&T Inc	3.4% 15 May 2025	250,000	240,273
	American Express Credit Account	1.26% 15 Jan 2020	250,000	249,493
	Amgen Inc	2.2% 22 May 2019	250,000	249,685
	Intesa Sanpaolo SpA	3.125% 15 Jan 2016	250,000	250,125
	Citibank Credit Card Issuance	1% 26 May 2020	300,000	299,068
	US Treasury N/B	0.375% 31 Jan 2016	300,000	300,015
	Agilent Technologies Inc	5% 15 Jul 2020	300,000	322,305
	Morgan Stanley	6.625% 01 Apr 2018	300,000	328,959
	Rogers Communications Inc.	6.8% 15 Aug 2018	300,000	334,833
	Freddie Mac	1% 15 Nov 2040	394,855	395,506
	Goldman Sachs Group Inc	5.75% 24 Jan 2022	350,000	398,027
	US Treasury Frn	1% 31 Oct 2017	400,000	399,636
	Freddie Mac	2.375% 13 Jan 2022	400,000	405,556
*	Bank of America Corp	6.875% 25 Apr 2018	400,000	441,304
	Tsy Infl IX N/B	0.125% 15 Apr 2020	507,815	501,340
	US Treasury N/B	0.375% 15 Jan 2016	600,000	600,024
	BWU00D991 IRS USD RV 03Mlibor	1% 16 Dec 2022	700,000	700,000
	US Treasury N/B	0.375% 30 Apr 2016	950,000	949,886
	SWU00D7M4 IRS USD RF 0.00000	0% 18 Dec 2017	1,100,000	1,107,519
	Fannie Mae	1% 27 Sep 2017	1,400,000	1,396,850
	Tsy Infl IX N/B	0.125% 15 Apr 2018	2,160,690	2,156,520
	Various Receivables			2,671,586
	Various Insurance Companies	Synthetic Wrap Agreements***		370,611
	Total Return Tier Global Wrap:
	Voya Retirement Ins. & Annuity Co.	Synthetic GIC, 2.22%, opened	58,725,985
	Transamerica Premier Life Insurance Co.	Synthetic GIC, 2.22%, opened	58,725,985
	Underlying Security Description:

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

EIN Number 51-0337383, Plan Number 002

Schedule H, Part IV, Line 4(i) Schedule of Assets

(Held at End of Year)

December 31, 2015	Supplemental Schedule

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost and Number of Shares/Units**	(e) Current Value
	GEM Trust Opportunistic 3	4,505,637.7820 units of participation		73,327,331
	US Dollar	CASH	281,071	281,071
*	State Street SSgA	0.069% 31 Dec 2030 Gov. Short Term Invest. Fund	10,462,277	10,462,277
	Fannie Mae	9.99% 25 Sep 2017	293	304
	FNMA Pool 987022	5.5% 01 Aug 2038	376	419
	Owens Corning	6.5% 01 Dec 2016	1,000	1,029
	Duke Realty LP	5.95% 15 Feb 2017	3,000	3,132
	FNMA Pool 928560	5.5% 01 Jul 2037	3,220	3,591
	Fed Hm Ln Pc Pool A73704	5% 01 Mar 2038	5,237	5,713
	FNMA Pool 906693	5.5% 01 Dec 2036	5,123	5,732
	Credit Suisse First Boston Mor	5% 25 Apr 2019	7,028	7,142
	Zions Bancorporation	4.5% 13 Jun 2023	7,000	7,192
	Credit Suisse First Boston Mor	6% 25 Nov 2018	6,962	7,217
	Fannie Mae	8.5% 25 Sep 2021	8,431	9,408
	GNMA Pool 708581	4.5% 15 Apr 2039	10,199	10,995
	Hartford Finl Svcs Grp	5.375% 15 Mar 2017	15,000	15,645
	FNMA Pool 906868	5.5% 01 Dec 2036	14,737	16,409
	Crane Co	4.45% 15 Dec 2023	16,000	16,479
	Panhandle East Pipe Line	8.125% 01 Jun 2019	16,000	16,906
	Entergy Mississippi Inc	6.64% 01 Jul 2019	15,000	16,956
	Bemis Company Inc	6.8% 01 Aug 2019	15,000	16,983
	Fannie Mae	0.01% 09 Oct 2019	21,000	19,446
	Arcelormittal	7.25% 25 Feb 2022	25,000	20,125
	Comcast Corp	5.7% 15 May 2018	19,000	20,769
	Valspar Corp	6.05% 01 May 2017	20,000	21,038
	Oracle Corp	5.75% 15 Apr 2018	20,000	21,823
	Marathon Oil Corp	6.8% 15 Mar 2032	25,000	22,546
	Ecopetrol SA	5.875% 18 Sep 2023	25,000	23,000
	Metlife Inc	7.717% 15 Feb 2019	20,000	23,236
	Amazon.com Inc	2.5% 29 Nov 2022	25,000	24,187
	Agilent Technologies Inc	3.2% 01 Oct 2022	25,000	24,374
	Clorox Company	3.05% 15 Sep 2022	25,000	24,682
	Digital Realty Trust LP	3.625% 01 Oct 2022	26,000	24,977
	Dr Pepper Snapple Group	2.9% 15 Jan 2016	25,000	25,009
	HCP Inc	3.75% 01 Feb 2016	25,000	25,035
	Morgan Stanley	3.7% 23 Oct 2024	25,000	25,120
	AT&T Inc	2.95% 15 May 2016	25,000	25,152
	Lab Corp of Amer Hldgs	3.75% 23 Aug 2022	25,000	25,162
	Southwest Airlines Co	2.75% 06 Nov 2019	25,000	25,194
	Dun & Bradstreet Corp	3.25% 01 Dec 2017	25,000	25,195

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

EIN Number 51-0337383, Plan Number 002

Schedule H, Part IV, Line 4(i) Schedule of Assets

(Held at End of Year)

December 31, 2015	Supplemental Schedule

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost and Number of Shares/Units**	(e) Current Value
	Yale University	2.086% 15 Apr 2019	25,000	25,212
	Ralph Lauren Corp	2.125% 26 Sep 2018	25,000	25,213
	NVR Inc	3.95% 15 Sep 2022	25,000	25,217
	Verizon Communications	3.45% 15 Mar 2021	25,000	25,577
	Jones Lang LaSalle Inc	4.4% 15 Nov 2022	25,000	25,634
	Advance Auto Parts Inc	4.5% 15 Jan 2022	25,000	25,732
	Sunoco Logistics Partner	5.5% 15 Feb 2020	25,000	25,931
	Petroleos Mexicanos	6% 05 Mar 2020	25,000	25,975
	Goldman Sachs Group Inc	3.625% 07 Feb 2016	26,000	26,066
	Pearson PLC	4.625% 15 Jun 2018	25,000	26,116
	Federal Home Loan Bank	4.625% 09 Mar 2018	25,000	26,824
	Repsol Oil & Gas Canada	7.75% 01 Jun 2019	25,000	26,940
	Applied Materials Inc	2.625% 01 Oct 2020	27,000	26,969
	Goldman Sachs Group Inc	5.375% 15 Mar 2020	25,000	27,464
	Dr Pepper Snapple Group	3.4% 15 Nov 2025	28,000	27,503
	Murphy Oil Corp	3.7% 01 Dec 2022	36,000	27,541
	Airgas Inc	3.65% 15 Jul 2024	28,000	27,631
	JM Smucker Co	2.5% 15 Mar 2020	28,000	27,801
	Dr Pepper Snapple Group	3.2% 15 Nov 2021	28,000	28,124
	Morgan Stanley Mortgage Loan	1% 25 Apr 2034	27,023	28,465
	Duke Energy Carolinas	7% 15 Nov 2018	25,000	28,501
	Anheuser Busch Inbev Wor	7.75% 15 Jan 2019	25,000	28,899
	Alleghany Corp	5.625% 15 Sep 2020	27,000	29,326
	Valero Energy Corp	9.375% 15 Mar 2019	25,000	29,536
	CBL & Associates LP	5.25% 01 Dec 2023	31,000	29,655
	Contl Airlines 1999 2	7.256% 15 Sep 2021	28,368	30,638
	Time Warner Ent	8.375% 15 Mar 2023	25,000	30,702
*	Bank of America Corp	6.4% 28 Aug 2017	29,000	31,065
	Owens Corning	4.2% 01 Dec 2024	32,000	31,144
	Abbvie Inc	3.2% 06 Nov 2022	32,000	31,499
	Kroger Co	2.95% 01 Nov 2021	32,000	31,673
	Church & Dwight Co Inc	2.45% 15 Dec 2019	32,000	31,833
	Hartford Finl Svcs Grp	5.5% 30 Mar 2020	29,000	32,103
	Berkshire Hathaway Fin	2.9% 15 Oct 2020	31,000	32,127
	Government Properties In	3.75% 15 Aug 2019	32,000	32,146
	Magellan Midstream Partn	6.55% 15 Jul 2019	30,000	32,753
	Southern Co	2.45% 01 Sep 2018	33,000	33,257
*	Bank of America Corp	7.8% 15 Sep 2016	32,000	33,317
	Ingersoll Rand Gl Hld Co	2.875% 15 Jan 2019	33,000	33,331
	Nevada Power Co	6.5% 15 May 2018	30,000	33,414
	JP Morgan Mortgage Trust	1% 25 Jun 2034	33,787	33,474

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

EIN Number 51-0337383, Plan Number 002

Schedule H, Part IV, Line 4(i) Schedule of Assets

(Held at End of Year)

December 31, 2015	Supplemental Schedule

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost and Number of Shares/Units**	(e) Current Value
	Prudential Financial Inc	6.1% 15 Jun 2017	32,000	33,901
	Diageo Capital PLC	2.625% 29 Apr 2023	36,000	34,780
	Empresa Bras De Aeronau	5.15% 15 Jun 2022	36,000	34,920
	Fed Hm Ln Pc Pool G04832	5% 01 Oct 2038	32,150	35,088
	Reynolds American Inc	4.85% 15 Sep 2023	33,000	35,277
	American Intl Group	6.4% 15 Dec 2020	31,000	35,763
	Lincoln National Corp	8.75% 01 Jul 2019	30,000	36,031
	Kinross Gold Corp	5.95% 15 Mar 2024	55,000	36,300
	Meccanica Holdings USA	6.25% 15 Jul 2019	35,000	37,713
	Buckeye Partners LP	4.15% 01 Jul 2023	46,000	39,413
	Metlife Inc	6.817% 15 Aug 2018	35,000	39,415
	Biomed Realty LP	6.125% 15 Apr 2020	37,000	40,125
	Hershey Company	1.5% 01 Nov 2016	40,000	40,188
	Kellogg Co	1.875% 17 Nov 2016	40,000	40,262
	Natl Retail Properties	6.875% 15 Oct 2017	38,000	41,000
	Time Warner Inc	4.875% 15 Mar 2020	39,000	42,166
	PSEG Power LLC	2.75% 15 Sep 2016	42,000	42,340
	Wells Fargo Commercial Mortgage	1.652% 15 Sep 2058	43,032	42,612
	Toronto Dominion Bank	2.625% 10 Sep 2018	42,000	42,804
	Diageo Capital PLC	5.5% 30 Sep 2016	42,000	43,276
	Fed Hm Ln Pc Pool A78453	5% 01 Jul 2038	40,990	44,744
	Contl Airlines 2000 1	8.048% 01 May 2022	40,134	44,951
	Autozone Inc	6.95% 15 Jun 2016	44,000	45,085
	Rogers Communications Inc.	4.1% 01 Oct 2023	46,000	47,397
	Allegheny Ludlum Corp	6.95% 15 Dec 2025	79,000	47,400
	Contl Airlines 2007 1	5.983% 19 Oct 2023	43,471	48,005
	Heineken NV	3.4% 01 Apr 2022	48,000	48,682
	Sprint Capital Corp	8.75% 15 Mar 2032	65,000	48,750
	Agilent Technologies Inc	6.5% 01 Nov 2017	46,000	49,099
	CSX Corp	7.375% 01 Feb 2019	43,000	49,219
	Morgan Stanley Baml Trust	3.306% 15 Apr 2048	50,000	49,249
	American Intl Group	4.125% 15 Feb 2024	48,000	49,292
*	Bank of America Corp	6.875% 25 Apr 2018	45,000	49,647
	Thermo Fisher Scientific	4.15% 01 Feb 2024	48,000	49,857
	Principal Financial Group	8.875% 15 May 2019	42,000	50,255
	FNMA Pool AP8545	3% 01 Sep 2042	50,651	50,814
	Ecopetrol SA	4.125% 16 Jan 2025	64,000	51,200
	San Diego G&E	3.6% 01 Sep 2023	50,000	52,054
	Reinsurance Grp of Amer	4.7% 15 Sep 2023	50,000	52,722
	Niagara Mohawk Power	4.881% 15 Aug 2019	50,000	53,356
	Metlife Inc	4.368% 15 Sep 2023	50,000	53,685

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

EIN Number 51-0337383, Plan Number 002

Schedule H, Part IV, Line 4(i) Schedule of Assets

(Held at End of Year)

December 31, 2015	Supplemental Schedule

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost and Number of Shares/Units**	(e) Current Value
	Simon Property Group LP	2.8% 30 Jan 2017	53,000	53,696
	Thermo Fisher Scientific	3.3% 15 Feb 2022	55,000	54,865
	Abbey Natl Treasury Serv	2.35% 10 Sep 2019	55,000	55,052
	Axis Specialty Finance	5.875% 01 Jun 2020	50,000	55,216
*	Bank of America Corp	6.5% 15 Jul 2018	50,000	55,263
	First Niagara Fin Grp	6.75% 19 Mar 2020	50,000	56,824
	FNMA Pool AB0194	5.5% 01 Jan 2039	52,509	58,633
	Time Warner Inc	4.7% 15 Jan 2021	55,000	59,194
	Qwest Capital Funding	6.875% 15 Jul 2028	76,000	59,280
	Tsy Infl IX N/B	2.375% 15 Jan 2017	58,970	60,426
	FNMA Pool 889608	1% 01 Mar 2038	54,799	61,110
	Time Warner Cable Inc	6.75% 01 Jul 2018	57,000	62,190
	Royal Bk Scotlnd Grp PLC	4.7% 03 Jul 2018	61,000	63,320
	Joy Global Inc	5.125% 15 Oct 2021	81,000	63,407
	Assurant Inc	6.75% 15 Feb 2034	55,000	63,813
	Becton Dickinson and Co	5% 15 May 2019	60,000	64,802
	Roper Technologies Inc	3% 15 Dec 2020	66,000	65,726
	Housing Urban Developmnt	2.96% 01 Aug 2024	66,000	68,030
	Methanex Corp	4.25% 01 Dec 2024	79,000	70,041
	Fanniemae Aces	1% 25 Dec 2038	69,585	70,700
	CRH America Inc	8.125% 15 Jul 2018	63,000	71,669
	FNMA Pool 995581	1% 01 Jan 2039	64,758	73,296
	Cincinnati Finl Corp	6.125% 01 Nov 2034	65,000	73,752
	Nomura Holdings Inc	4.125% 19 Jan 2016	74,000	74,079
	Lennox International Inc	4.9% 15 May 2017	74,000	76,367
	Mass Mutual Life Ins Co	5.625% 15 May 2033	70,000	77,770
	Southern Cal Edison	3.5% 01 Oct 2023	76,000	78,410
	Suncorp Metway LTD	2.35% 27 Apr 2020	80,000	78,560
	Suncorp Metway LTD	1.7% 28 Mar 2017	80,000	79,853
	Walgreens Boots Alliance	3.3% 18 Nov 2021	82,000	80,420
	Coca Cola Co	2.45% 01 Nov 2020	79,000	80,439
	JPMBB Commercial Mortgage	3.61% 15 May 2048	80,000	80,678
	Medtronic Inc	3.15% 15 Mar 2022	80,000	80,874
	Stanley Black & Decker I	3.4% 01 Dec 2021	80,000	81,470
	Toyota Motor Credit Corp	4.25% 11 Jan 2021	76,000	82,022
	J.M. Smucker Co	3.5% 15 Oct 2021	80,000	82,309
	Morgan Stanley	2.65% 27 Jan 2020	83,000	82,774
	FNMA Pool AT2717	2.5% 01 May 2043	85,700	82,817
	Macquarie Bank LTD	2.6% 24 Jun 2019	83,000	82,917
	Temple Inland Inc	6.375% 15 Jan 2016	83,000	83,094
	Pub Svc Elec & Gas	9.25% 01 Jun 2021	65,000	83,299

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

EIN Number 51-0337383, Plan Number 002

Schedule H, Part IV, Line 4(i) Schedule of Assets

(Held at End of Year)

December 31, 2015	Supplemental Schedule

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost and Number of Shares/Units**	(e) Current Value
	Comm Mortgage Trust	3.183% 10 Feb 2048	85,000	83,345
	Boston Scientific Corp	3.375% 15 May 2022	85,000	83,853
	Astrazeneca PLC	2.375% 16 Nov 2020	85,000	84,393
	Johnson Controls Inc	2.6% 01 Dec 2016	84,000	84,824
	Ventas Realty LP/Cap Crp	4.75% 01 Jun 2021	80,000	85,201
	Abbey Natl Treasury Serv	3.05% 23 Aug 2018	84,000	86,192
	Fed Hm Ln Pc Pool G07768	5.5% 01 Jun 2041	79,037	87,927
	Advance Auto Parts Inc	5.75% 01 May 2020	82,000	88,925
	Flowers Foods Inc	4.375% 01 Apr 2022	86,000	89,382
	Government National Mortgage A	1% 16 Nov 2037	80,100	90,277
	FHLMC GNMA	8% 25 Apr 2024	81,407	93,199
	Kroger Co	6.4% 15 Aug 2017	87,000	93,422
	Financing Corp	9.4% 08 Feb 2018	80,000	93,540
	Fed Hm Ln Pc Pool Q12591	3% 01 Oct 2042	93,535	93,598
	Tyson Foods Inc	7% 01 May 2018	86,000	93,613
	Fannie Mae	4.75% 25 Apr 2035	87,975	95,649
	Fed Hm Ln Pc Pool Z40045	5% 01 Feb 2039	88,192	96,273
	Aid Israel	5.5% 18 Sep 2023	81,000	97,053
	Fico Strip Prin	0.01% 30 Nov 2017	100,000	97,645
	Procter & Gamble Co	8% 26 Oct 2029	69,000	98,189
	Soc Quimica y Minera de	6.125% 15 Apr 2016	100,000	99,755
	Morgan Stanley	5.625% 23 Sep 2019	91,000	100,428
	Gap Inc	5.95% 12 Apr 2021	95,000	100,500
	Kroger Co/The	3.3% 15 Jan 2021	99,000	100,505
	GNMA Pool Al4893	3% 15 Feb 2045	99,191	100,556
	US Treasury N/B	2.375% 15 Aug 2024	100,000	101,043
	Wells Fargo Commercial Mortgage	3.166% 15 Feb 2048	104,000	101,664
	American Express Co	8.125% 20 May 2019	87,000	102,581
	Midamerican Energy Co	2.4% 15 Mar 2019	103,000	103,791
	Fed Hm Ln Pc Pool C90872	5.5% 01 Dec 2024	94,388	104,916
	Banco Bilbao Vizcaya Arg	5.75% 20 Jul 2017	100,000	105,814
	AT&T Inc	5.5% 01 Feb 2018	100,000	106,899
	Morgan Stanley Baml Trust	3.719% 15 Jul 2050	105,000	107,001
	Hutch Wham Int 09 LTD	7.625% 09 Apr 2019	100,000	115,584
	Corning Inc	7% 15 May 2024	94,000	116,132
	Verizon Communications	4.5% 15 Sep 2020	109,000	117,111
	FNMA Pool MA0622	3.5% 01 Jan 2041	113,418	117,293
	AT&T Inc	2.45% 30 Jun 2020	120,000	118,178
	Pearson Funding Two PLC	4% 17 May 2016	120,000	120,848
	BBVA Global Finance Ltd	7% 01 Dec 2025	112,000	122,134
	FNMA Pool 991864	6% 01 Oct 2038	109,638	123,770

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

EIN Number 51-0337383, Plan Number 002

Schedule H, Part IV, Line 4(i) Schedule of Assets

(Held at End of Year)

December 31, 2015	Supplemental Schedule

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost and Number of Shares/Units**	(e) Current Value
	Government National Mortgage A	1% 20 Jul 2039	110,396	127,587
	Macquarie Bank LTD	5% 22 Feb 2017	125,000	129,283
	Eastman Chemical Co	7.25% 15 Jan 2024	106,000	129,522
	Spectra Energy Capital	6.75% 15 Jul 2018	121,000	130,111
	US Treasury N/B	4.25% 15 Nov 2017	125,000	132,329
	LB Baden Wuerttemberg	7.625% 01 Feb 2023	106,000	133,171
	Burlingtn North Santa Fe	7% 15 Dec 2025	108,000	134,806
	Royal Bank of Canada	2.1% 14 Oct 2020	138,000	135,604
	Fed Hm Ln Pc Pool G03616	6% 01 Dec 2037	122,374	137,803
	Sky PLC	9.5% 15 Nov 2018	119,000	140,309
	EQT Corp	7.75% 15 Jul 2026	130,000	141,926
	GNMA Pool 727394	4.5% 15 Feb 2040	131,859	142,713
	Banco Latinoamericano SA	3.75% 04 Apr 2017	150,000	151,875
	Waste Management Inc	7.1% 01 Aug 2026	120,000	151,933
	Petroleos Mexicanos	2.83% 15 Feb 2024	150,450	153,816
	Comm Mortgage Trust	3.528% 10 Dec 2047	154,000	155,230
	Goldman Sachs Group Inc	5.35% 15 Jan 2016	158,000	158,166
	FNMA Pool AB3284	5% 01 Jul 2041	146,572	162,614
	Fed Hm Ln Pc Pool Q27286	3.5% 01 Jul 2044	158,907	163,710
*	Bank of America NA	1% 15 Jun 2016	171,000	170,921
	Banco Nac de Desen Econo	5.75% 26 Sep 2023	200,000	172,440
	Fico Strip Ser 19	0.01% 06 Jun 2018	180,000	173,493
	Tsy Infl IX N/B	1.625% 15 Jan 2018	170,295	175,624
	FNMA Pool AT2725	3% 01 May 2043	176,002	176,384
	FNMA Pool AW5136	4% 01 May 2044	176,081	186,388
	New York Life Global Fdg	2.15% 18 Jun 2019	195,000	194,844
	US Treasury N/B	1% 30 Jun 2019	200,000	196,696
	US Treasury N/B	1.75% 15 May 2022	200,000	196,726
	Fed Hm Ln Pc Pool G08658	3% 01 Aug 2045	197,223	197,057
	GS Mortgage Securities Trust	1% 10 Dec 2043	180,000	198,511
	Massmutual Global Funding	2.35% 09 Apr 2019	200,000	201,016
	Fed Hm Ln Pc Pool V81888	3.5% 01 Aug 2045	197,673	203,649
	Ford Motor Credit Co LLC	4.25% 03 Feb 2017	200,000	204,342
	PTT Explor & Product PCL	3.707% 16 Sep 2018	200,000	205,206
	Fed Hm Ln Pc Pool G08681	3.5% 01 Dec 2045	200,000	206,046
	FHLMC TBA 30 Yr 4.5	4.5% 14 Jan 2046	200,000	215,450
	FNMA Pool MA2193	4.5% 01 Feb 2045	199,980	216,630
	Tsy Infl IX N/B	1.75% 15 Jan 2028	198,678	217,087
	FNMA Pool AD3796	5% 01 Apr 2040	199,980	220,480
	UBS Commercial Mortgage Trust	3.4% 10 May 2045	220,000	224,027
	GS Mortgage Securities Trust	3.482% 10 Jan 2045	222,000	229,301

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

EIN Number 51-0337383, Plan Number 002

Schedule H, Part IV, Line 4(i) Schedule of Assets

(Held at End of Year)

December 31, 2015	Supplemental Schedule

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost and Number of Shares/Units**	(e) Current Value
	FNMA Pool AB5792	3.5% 01 Aug 2042	222,168	229,667
	CFCRE Commercial Mortgage Trust	3.061% 15 Dec 2047	239,324	241,230
	Comm Mortgage Trust	3.644% 10 Dec 2047	241,000	243,734
	US Treasury N/B	2.25% 15 Nov 2024	250,000	249,873
	Fed Hm Ln Pc Pool G06931	6% 01 Aug 2039	224,344	255,356
	Ruta del Maipo Soc Conc	7.373% 15 Jun 2022	238,182	262,679
	GNMA Pool 719082	4.5% 15 Nov 2039	250,971	271,724
	CFCRE Commercial Mortgage Trust	1% 15 Apr 2044	250,000	273,265
	US Treasury N/B	3.5% 15 Feb 2039	250,000	276,523
	Murphy Oil Corporation	7.05% 01 May 2029	320,000	287,392
	Aust & Nz Banking Group	1% 08 Aug 2022	288,000	293,760
	Fed Hm Ln Pc Pool Q32954	3% 01 Apr 2045	297,256	297,006
	FNMA Pool AS5693	3% 01 Aug 2045	297,771	298,030
	Citigroup Inc	8.5% 22 May 2019	253,000	302,143
	Santander Issuances	5.911% 20 Jun 2016	300,000	304,758
	US Treasury N/B	1.625% 15 Nov 2022	350,000	340,004
	Inter American Devel Bk	0.5% 17 Apr 2023	400,000	350,119
	FNMA Pool MA2279	4% 01 May 2045	338,449	358,371
	Fed Hm Ln Pc Pool Q36152	3.5% 01 Sep 2045	348,165	358,690
	GNMA Pool AL2583	3% 15 Mar 2045	383,083	388,354
	GNMA II Pool MA2960	3% 20 Jul 2045	393,811	399,686
	FNMA Pool AS0305	3% 01 Aug 2043	400,666	401,455
	FNMA TBA 30 Yr 3.5	3.5% 14 Jan 2046	400,000	412,688
	FNMA Pool BA2146	3.5% 01 Nov 2045	399,961	412,959
	Financing Corp	8.6% 26 Sep 2019	358,000	446,118
	US Treasury N/B	2% 31 Aug 2021	450,000	451,971
	Federal Farm Credit Bank	4.85% 29 Jul 2020	400,000	451,984
	FNMA Pool AX3090	4% 01 Sep 2044	430,230	455,416
	GNMA Pool AO2429	3% 15 Aug 2045	496,745	503,581
	US Treasury N/B	2.625% 15 Aug 2020	500,000	519,395
	US Treasury N/B	2.625% 15 Nov 2020	500,000	519,490
	US Treasury N/B	1.5% 31 Jan 2022	550,000	534,661
	Financing Corp Fico	9.65% 02 Nov 2018	450,000	550,490
	FNMA Pool AS6069	4% 01 Oct 2045	531,321	562,664
	Aid Israel	5.5% 26 Apr 2024	487,000	588,944
	Fed Hm Ln Pc Pool Q26516	3.5% 01 Jun 2044	614,553	633,131
	FNMA Pool AY9945	3.5% 01 Oct 2045	642,673	663,553
	FNMA Pool AQ0536	3% 01 Nov 2042	690,908	693,015
	Fed Hm Ln Pc Pool Q34610	3.5% 01 Jul 2045	711,475	732,983
	US Treasury N/B	1.375% 30 Sep 2018	800,000	802,504
	US Treasury N/B	2% 15 Feb 2025	950,000	928,663

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

EIN Number 51-0337383, Plan Number 002

Schedule H, Part IV, Line 4(i) Schedule of Assets

(Held at End of Year)

December 31, 2015	Supplemental Schedule

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost and Number of Shares/Units**	(e) Current Value
	FNMA Pool AY8393	3.5% 01 Jul 2045	937,209	967,659
	US Treasury N/B	1.875% 31 Oct 2017	975,000	989,128
	Freddie Mac	8.25% 01 Jun 2016	1,019,000	1,050,100
	GNMA II Pool MA2224	4% 20 Sep 2044	999,921	1,062,956
	Various Payables			(435,010)
	Various Insurance Companies	Synthetic Wrap Agreements***		(5,496,343)

	Total Stable Value Fund			481,907,200

*	Participant Notes Receivable	Interest at 4.25% to 9.25%, maturing through 2025	0	21,290,631

				$895,966,789

*	Indicates parties-in-interest as defined by ERISA.
**	Cost information is not required for participant-directed investments and, therefore is not included.
***	Represents adjustment to arrive at contract value.

Signatures

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator of CONSOL Energy Inc. Investment Plan for Salaried Employees has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Date: June 20, 2016	By:	/s/ David M. Khani
David M. Khani
Chief Financial Officer and Executive Vice President, CONSOL Energy Inc.
Plan Administrator

34

Index to Exhibit

Exhibit No.	Description

23	Consent of Independent Registered Public Accounting Firm

35